Exhibit 99.2



                             SHAREHOLDERS' AGREEMENT


                                      among


                            VIERI PARTICIPACOES S.A.


                                       and


                                     SEGISOR


                                       and

                             ABILIO DOS SANTOS DINIZ
                ANA MARIA FALLEIROS DOS SANTOS DINIZ D'AVILA
                       ADRIANA FALLEIROS DOS SANTOS DINIZ
                      JOAO PAULO FALLEIROS DOS SANTOS DINIZ
                     PEDRO PAULO FALLEIROS DOS SANTOS DINIZ
                          PENINSULA PARTICIPACOES LTDA.



                          and, as Intervening Parties,



                      COMPANHIA BRASILEIRA DE DISTRIBUICAO


                         CASINO GUICHARD PERRACHON S.A.



                            dated as of June 22, 2005

SHAREHOLDERS' AGREEMENT dated as of June 22, 2005 between


VIERI PARTICIPACOES S.A., a closely held corporation duly organized and existing under the laws of Brazil, with registered head offices at the city of Sao Paulo, State of Sao Paulo, at Avenida Brigadeiro Luiz Antonio, No. 3.126, and enrolled with the Brazilian Corporate Taxpayer File (CNPJ/MF) under No.
04.746.689/0001-59 ("HOLDING COMPANY"); and


SEGISOR, a company organized and existing under the laws of French Republic, with registered head offices at 24, Rue de la Montat, Saint Etienne, France, and enrolled with the Brazilian Corporate Taxpayer File (CNPJ/MF) under No. 05.710.423/0001-49 ("SEGISOR");


ABILIO DOS SANTOS DINIZ, a Brazilian citizen, married, business administrator, the holder of the Brazilian identity card No. 1.965.961-SSP/SP and of the Brazilian Individual Taxpayer Identity Card (CIC) No. 001.454.918-20, with offices in the city of Sao Paulo, State of Sao Paulo, Federative Republic of Brazil, at Avenida Brigadeiro Luiz Antonio, No. 3.126 (hereinafter referred to as "AD"), and ANA MARIA FALLEIROS DOS SANTOS DINIZ D'AVILA, a Brazilian citizen, married, business administrator, the holder of the Brazilian identity card No. 12.785.206-2-SSP/SP and of the Brazilian Individual Taxpayer Identity Card (CIC) No. 086.359.838-23, with offices in the city of Sao Paulo, State of Sao Paulo, Federative Republic of Brazil, at Avenida Brigadeiro Luiz Antonio, No. 3.126, and ADRIANA FALLEIROS DOS SANTOS DINIZ, a Brazilian citizen, divorced, the holder of the Brazilian identity card No. 15.910.036-SSP/SP and of the Brazilian Individual Taxpayer Identity Card (CIC) No. 105.549.158-98, with offices in the city of Sao Paulo, State of Sao Paulo, Federative Republic of Brazil, at Avenida Brigadeiro Luiz Antonio, No. 3.126, and JOAO PAULO FALLEIROS DOS SANTOS DINIZ, a Brazilian citizen, single, entrepreneur, the holder of the Brazilian identity card No. 12.785.207-4-SSP/SP and of the Brazilian Individual Taxpayer Identity Card (CIC) No. 101.342.358-51, with offices in the city of Sao Paulo, State of Sao Paulo, Federative Republic of Brazil, at Avenida Brigadeiro Luiz Antonio, No. 3.126, and PEDRO PAULO FALLEIROS DOS SANTOS DINIZ, a Brazilian citizen, single, entrepreneur, the holder of the Brazilian identity card No. 19.456.962-7 SSP/SP and of the Brazilian Individual Taxpayer Identity Card (CIC) No. 147.447.788-14, with offices in the city of Sao Paulo, State of Sao Paulo, Federative Republic of Brazil, at Avenida Brigadeiro Luiz Antonio, No 3.126, and PENINSULA PARTICIPACOES LTDA., a limited liability company organized and existing under the laws of the Federative Republic of Brazil, with registered head offices in the city of Sao Paulo, State of Sao Paulo, Brazil, at Avenida Brigadeiro Luiz Antonio, No. 3.126, and enrolled with the Brazilian Corporate Taxpayer File (CNPJ/MF) under No. 58.292.210/0001-80, herein represented in accordance with its Articles of Association (hereinafter referred to as "PENINSULA")


Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D'Avila, Adriana Falleiros dos Santos Diniz, Joao Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos


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


Diniz, and PENINSULA hereinafter collectively referred to as the "AD GROUP";


HOLDING COMPANY, SEGISOR and the AD GROUP hereinafter referred to collectively as "CBD SHAREHOLDERS" and individually as "CBD SHAREHOLDER";


and, as Intervening Parties,


COMPANHIA BRASILEIRA DE DISTRIBUICAO, a public company organized and existing under the laws of the Federative Republic of Brazil, with registered head offices in the city of Sao Paulo, State of Sao Paulo, Brazil, at Av. Brigadeiro Luiz Antonio, 3.142, and enrolled with the Brazilian Corporate Taxpayer File (CNPJ/MF) under No. 47.508.411/0001-56, herein represented in accordance with its By-Laws ("CBD"); and


CASINO GUICHARD PERRACHON S.A., a corporation organized and existing under the laws of French Republic, with registered head offices at 24, Rue de la Montat, Saint Etienne, France, herein represented in accordance with its By-Laws, hereinafter referred to as "CASINO".



                                    RECITALS

WHEREAS, the HOLDING COMPANY is the Controlling Shareholder (as defined herein) of CBD, holding thirty-two billion and seven hundred million (32,700,000,000) Common Shares (as defined herein) of CBD;


WHEREAS, in addition to the indirect equity participation held by CASINO in CBD through the HOLDING COMPANY, CASINO is the direct owner of fourteen billion, three hundred and nine million, five hundred eighty-nine thousand, four hundred and nineteen (14,309,589,419) Common Shares of CBD;


WHEREAS, in addition to the indirect equity participation held by the AD GROUP in CBD through the HOLDING COMPANY, the AD GROUP is the direct owner of one billion, three hundred ninety-two million, eighty-seven thousand, one hundred twenty-nine (1,392,087,129) Common Shares of CBD;


WHEREAS, CBD SHAREHOLDERS have agreed to enter into this Agreement to set out the terms upon which they will conduct their activities as the Controlling Shareholders of CBD and the manner in which the relations between the HOLDING COMPANY SHAREHOLDERS will be regulated and to establish guidelines for the exercise of their voting rights;


WHEREAS, CBD SHAREHOLDERS also desire to provide for certain restrictions upon the direct or indirect sale, assignment, Transfer, pledge or other disposition of the Common Shares of CBD held by them;


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


NOW, THEREFORE, CBD SHAREHOLDERS hereby agree to sign, execute and abide by this Shareholders' Agreement under the terms and pursuant to Article 118 of the Brazilian Corporations Law (as defined herein), in accordance with the clauses and conditions set forth hereinbelow, which they undertake to fulfill and cause to be fulfilled.


                                    ARTICLE I
                                   DEFINITIONS

1.1.   The following capitalized terms shall have the following meanings:

       (i) "AD" has the meaning assigned to it in the preamble of this Agreement;

       (ii) "AD GROUP" has the meaning assigned to it in the preamble of this Agreement;

       (iii) "Affiliate" means any Person directly or indirectly at any time controlling, controlled by, or under common Control with any HOLDING COMPANY SHAREHOLDER;

       (iv) "Agreement" means this Shareholders' Agreement entered into by and among CBD SHAREHOLDERS, with CBD as an intervening party;

       (v) "Brazilian Corporations Law" means Law No. 6,404 dated as of December 15, 1976, as amended;

       (vi) "CASINO" has the meaning assigned to it in the preamble of this Agreement;

       (vii) "CBD" has the meaning assigned to it in the preamble of this Agreement;

       (viii)   "CBD By-Laws" means CBD's By-Laws;

       (ix) "CBD SHAREHOLDER" means each of the HOLDING COMPANY, the AD GROUP and SEGISOR or any Person that becomes a party to this Agreement under its terms and conditions;

       (x) "CBD SHAREHOLDERS" means the HOLDING COMPANY, the AD GROUP and SEGISOR and any Person that becomes a party to this Agreement under its terms and conditions;

       (xi) "CBD Shares" means (i) all Common Shares and Preferred Shares issued by CBD, or (ii) Convertible Securities into CBD Shares, or (iii) options to purchase CBD Shares, or (iv) warrants or bonuses entitling their owner or owners to subscribe for CBD Shares;


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


       (xii) "CBD Common Shares" means (i) all Common Shares issued by CBD, or (ii) Convertible Securities into CBD Common Shares, or (iii) options to purchase CBD Commons Shares, or (iv) warrants or bonuses entitling their owner or owners to subscribe for CBD Common Shares;

       (xiii) "Common Shares" means the voting common shares of the capital stock of a Brazilian company;

       (xiv)    "Confidential Information" has the meaning assigned to it in
                Section 10.2.1 of this Agreement;

       (xv) "Control" means the (direct or indirect) title to shareholder rights that permanently guarantee, directly or indirectly: (i) the majority of votes in General Meeting deliberations; and (ii) the power to appoint the majority of members of any management body of the Person in question;

       (xvi) "Controlled Company" means any Person under Control of a certain Person;

       (xvii) "Controlling Shareholder" means the Person that has the Control of another Person;

       (xviii) "Convertible Securities" means securities or other rights or interests which are convertible or exchangeable into, or exercisable for, shares, or any other options, warrants, rights, contracts or commitments of any character pursuant to which any company or one of its shareholders is or may be bound to issue, Transfer, sell, repurchase or otherwise acquire any shares;

       (xix) "Family Share Call Option Agreement" means the agreement executed on even date herewith and under which AD and Lucilia Maria dos Santos Diniz ("LMD") have granted to CASINO the right to purchase certain Common Shares of CBD;

       (xx) "Heirs" means the parents or spouse or sons or daughters of an individual;

       (xxi) "HOLDING COMPANY" has the meaning assigned to it in the preamble of this Agreement;

       (xxii) "Holding Company Shareholders' Agreement" means the shareholders' agreement executed on even date herewith by the AD GROUP, SEGISOR and HOLDING COMPANY, the latter as Intervening Party, for the purposes of governing their relationship as the Controlling Shareholders of the HOLDING COMPANY;

       (xxiii) "ICC" means the International Chamber of Commerce, with offices in the


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


                city of Paris, France;

       (xxiv)   "Interested Third Party" has the meaning assigned to it in
                Section 5.4 of this Agreement;

       (xxv) "Lien" shall mean any lien, pledge, security interest, claim, lease, charge, option, right of first refusal, Transfer restriction under any shareholder or similar agreement, encumbrance or any other restriction or limitation whatsoever that may affect the free full ownership or may impair the disposal at any time whatsoever;

       (xxvi)   "Notice of Acceptance" has the meaning assigned to it in Section
                5.3 of this Agreement;

       (xxvii) "Offered Shares" has the meaning assigned to it in Section 5.1 of this Agreement;

       (xxviii) "Offeree" has the meaning assigned to it in Section 5.1 of this Agreement;

       (xxix) "Offeror" has the meaning assigned to it in Section 5.1 of this Agreement;

       (xxx)    "Party" or "Parties" means each or all of CBD SHAREHOLDERS;

       (xxxi) "Person" means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

       (xxxii) "Preemptive Rights" means the preferential securities subscription rights currently provided for in Articles 109 and 171 of the Brazilian Corporations Law;

       (xxxiii) "Preferred Shares" means the non-voting preferred shares of the capital stock of a Brazilian company;

       (xxxiv) "Representative of the AD Group" has the meaning assigned to it in Section 12.14 of this Agreement;

       (xxxv)   "Right of First Offer" has the meaning assigned to it in Section
                5.1 of this Agreement;

       (xxxvi) "SEGISOR" has the meaning assigned to it in the preamble of this Agreement;

       (xxxvii) "Subject Shares" means any and all CBD Common Shares that are owned or will be owned by each of the Parties, including, without limitation,


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


                those derived from any stock split, reverse stock split, stock dividend or from any corporate restructuring, those derived from any Convertible Securities or options or warrants or bonuses, and those acquired on the Market;

      (xxxviii) "Third Party" means any Person who is not directly or indirectly related to any CBD SHAREHOLDER or any Affiliate thereof or in any manner whatsoever becomes bound by any sort of agreement with respect to the matters set forth herewith;

       (xxxix) "Transfer" means the direct or indirect assignment, transfer, sale, pledge, Lien, contribution of shares of the capital stock of a Person to the capital of another Person, or in any other manner whatsoever, the disposal of the shares of the capital stock of a Person; and

       (xl) "Transfer Notice" has the meaning assigned to it in Section 5.1 of this Agreement.


                                   ARTICLE II
                          PURPOSES AND BASIC PRINCIPLES

2.1 The purpose of this Agreement is to provide a means by which the Parties shall exercise their voting rights in the General Meetings (and management bodies, if applicable) of CBD, as well as to provide for certain restrictions upon the Transfer or upon the creation of Liens on the Subject Shares.

2.2. The Parties agree not to take any action, or omit to take any action, if such action or omission would adversely affect the conduction of CBD's business.


2.3. In the event the HOLDING COMPANY does not vote at a General Meeting of CBD, SEGISOR and the AD GROUP shall refrain from voting at the relevant General Meeting in a way to follow such abstention.

       2.3.1. In order to give assurance that SEGISOR and the AD GROUP will comply with the terms hereof, SEGISOR and the AD GROUP have granted on even date herewith to the HOLDING COMPANY an usufruct over all Subject Shares held by them and by any of their Affiliates, entitling HOLDING COMPANY to, in strict observance of the terms and conditions set forth in the pertinent instrument of usufruct, attend, participate and abstain from voting at any General Meeting of CBD.

2.4. This Agreement shall bind all the Subject Shares and all relevant rights shall only be


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


exercised in compliance with the terms and conditions herein provided.

2.5. Except for the Family Share Call Option Agreement, each of the Parties agrees not to execute with any other current and/or future shareholder of CBD any shareholders' agreements or any other agreements or instruments establishing provisions on the subject matters hereof and on those of the Holding Company Shareholders' Agreement or having any direct or indirect relation with the subject matters of this Agreement, unless all the Parties are parties to such agreement or instrument. The Parties shall cause CBD not to allow the custodian bank in charge of the registry of CBD Shares to register any agreement that is in violation to the provision set forth in this Section.

2.6. In case of conflict or inconsistency between the terms and conditions of this Agreement and those of the Holding Company Shareholders' Agreement, the terms and conditions of the Holding Company Shareholders' Agreement shall prevail.


                                   ARTICLE III
                       GENERAL OBLIGATIONS OF THE PARTIES

3.1. Each of SEGISOR and the AD GROUP hereby undertake an irrevocable obligation to always vote during the term of this Agreement together and in the same way that the HOLDING COMPANY votes at any General Meeting of CBD.

       3.1.1. In the event that the HOLDING COMPANY does not vote at a General Meeting of CBD for any reason whatsoever, SEGISOR and the AD GROUP shall refrain from voting at the relevant General Meeting in a way to follow such abstention and/or refraining. For the avoidance of any doubt, SEGISOR and the AD GROUP shall not be authorized to vote differently than the HOLDING COMPANY with respect to any and all matters discussed therein, including but not limited to discussions regarding request to multiple vote, installation of the Fiscal Committee ("Conselho Fiscal") and appointment of its members.

3.2. In the event that any Party does not attend the General Meeting or abstains from voting, the attending Party or Parties shall be entitled to vote the shares of abstaining Party. Furthermore, the President of the General Meeting shall not compute the vote cast contrary to the terms of this Agreement.


                                   ARTICLE IV
                                   CBD BY-LAWS

4.1. Each Party shall take or cause to be taken all lawful actions necessary to ensure at all times that CBD By-Laws are not at any time inconsistent with this Agreement.


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


4.2 If the Parties decide to make any change in CBD By-Laws, which under any circumstances is incompatible with the terms of this Agreement, each of the Parties agrees that, prior to the General Meeting of CBD that will approve such amendment, the Parties shall mutually agree to amend this Agreement accordingly.

4.3. In the event of any conflict or inconsistency between this Agreement and CBD By-Laws, the provisions of this Agreement shall prevail among the Parties.


                                    ARTICLE V
       RESTRICTIONS ON TRANSFER OF SUBJECT SHARES AND ON PREEMPTIVE RIGHTS

5.1. In the event that SEGISOR or the AD GROUP ("Offeror") intends to make a Transfer of its CBD Common Shares, the Offeror shall prior to engaging in any act that may be deemed to be a Transfer, offer them to the HOLDING COMPANY ("Offeree") by sending a notice to the Offeree, with copy to the Chairman ("Transfer Notice"), specifying the total amount of CBD Common Shares ("Offered Shares") in relation to which Offeror intends to make a Transfer ("Right of First Offer"), as well as the unitary and aggregate price of the Offered Shares, and all other terms and/or conditions of such Transfer.

5.2. The Transfer of the Subject Shares shall not be subject to the Right of First Offer whenever such Transfer:

       (i) is made to an Affiliate of the Offeror, provided that this Affiliate undertakes all of the rights and obligations of the Offeror under this Agreement; or

       (ii) consists in the Transfer of one (1) CBD Common Share to each of the individuals elected to be a Director of CBD Board in compliance with the requirement currently provided by Article 146 of the Brazilian Corporations Law, provided that the Party making the Transfer of such CBD Common Share, as of this act and as a condition therefor, obliges the relevant assignees to, as of the date such assignees are no longer Directors, Transfer such CBD Common Share back to the Party that made the initial Transfer; or

       (iii) is made to an Heir of the owner of such CBD Common Shares, provided that the Heir assumes all of the rights and obligations of the then owner under this Agreement, or

       (iv) is made under the Family Share Call Option Agreement.

5.3. Within a period of thirty (30) calendar days from the date of receipt of the Transfer Notice, the Offeree shall notify the Offeror informing whether it accepts to purchase all, but


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not less than all, of the Offered Shares, strictly in accordance with the terms and conditions set forth in the Transfer Notice ("Notice of Acceptance"). Failure on the part of the Offeree to send the Notice of Acceptance shall be interpreted as a waiver in relation to its Right of First Offer.

5.4. Should the Offeree fail to acquire the Offered Shares, the Offeror shall be allowed to carry out the Transfer of the Offered Shares with any Third Party acting in good faith ("Interested Third Party"), provided that (a) the Transfer to the Interested Third Party is effected within a period of sixty (60) calendar days from the date of expiration of the deadline established by Section 5.3 above; and (b) the Transfer is effected for a price per Offered Share which is not less than ninety (90) percent of the price offered to the Offeree and for any other terms or conditions not less favorable to the Offeror than those included in the Notice of Acceptance. The Interested Third Party that effectively acquires the Offered Shares shall undertake automatically all the rights and obligations of the Offeror under this Agreement. In connection with the foregoing, and as condition to such Transfer, the Interested Third Party shall expressly acknowledge and agree, in writing, to undertake all rights and obligations set forth in this Agreement. Any Transfer in violation of the provisions set forth herein shall be considered null and void.

5.5.   In the event that the period of sixty (60) calendar days set forth in
Section 5.4 above elapses without the Transfer being effected in the manner and at the time prescribed in Section 5.4 above, the Offeror shall again comply with the full procedure regulated in this Article V in the event that it intends to effect a Transfer.

5.6. Each of the Parties agrees not to assign its Preemptive Rights, in whole or in part, in favor of any Third Party under any circumstances.


                                   ARTICLE VI
                LIENS ON SUBJECT SHARES AND ON PREEMPTIVE RIGHTS

6.1. Each of the Parties agrees not to allow any Lien on their CBD Common Shares or Preemptive Rights, without prior written consent of the other Parties. Creation of any such Lien, without the relevant consent, shall be deemed null and void.


                                   ARTICLE VII
                ACQUISITION OF VOTING RIGHTS BY PREFERRED SHARES

7.1. In the event the Preferred Shares of CBD acquire or are bound to acquire the right to vote for any reason whatsoever, including but not limited to as a result of any provision of CBD By-Laws, of any applicable provision set forth in the Brazilian laws or of any applicable provision of any new Brazilian law to be enacted as from the date hereof, the


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


following provisions shall apply:

       (i) An usufruct over all Preferred Shares of CBD held by SEGISOR and/or the AD GROUP shall automatically be granted to the HOLDING COMPANY for as long as such Preferred Shares shall keep any sort of voting rights, entitling therefore HOLDING COMPANY to attend, participate and abstain from voting at any General Meeting of CBD. CBD is hereby authorized and agrees to immediately register the usufruct over such Preferred Shares with the custodian bank in charge of the registry of CBD Shares; and

       (ii) During the period in which the Preferred Shares of CBD are entitled to vote, SEGISOR shall be free to acquire from any Person on the Market Preferred Shares of CBD, provided that an usufruct over such Preferred Shares shall automatically be granted to the HOLDING COMPANY concurrently with their acquisition by SEGISOR, in the same manner provided for in item (i) above.


                                  ARTICLE VIII
      RESTRICTIONS ON THE CONVERSION OF COMMON SHARES INTO PREFERRED SHARES

8.1. For the purposes of liquidity of CBD Shares, SEGISOR shall not convert during the term of this Agreement any of its CBD Common Shares into Preferred Shares of CBD, unless otherwise authorized by the HOLDING COMPANY.



                                   ARTICLE IX
                    REPRESENTATIONS, WARRANTIES AND COVENANTS

9.1    Each Party hereby represents and warrants to each other as follows:

       (i) Execution and Delivery; Enforceability: This Agreement has been duly and validly executed and delivered by the Parties and constitutes their legal, valid and binding obligation, enforceable against each one of them in accordance with its terms.

       (ii) No Conflicts: The execution and delivery by any Party do not, and the consummation of the transactions contemplated hereby and compliance with the terms hereof will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, or to increased, additional, accelerated or guaranteed rights or entitlements of any Person under, or result in the


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


       creation of any Lien upon any of the Subject Shares under, any provision of (a) any note, bond, mortgage, indenture, deed of trust, license, lease, contract, commitment, agreement or arrangement binding upon any Party or any of its properties or assets; or (b) any applicable laws or any judgments, orders or decrees of any court or governmental agency or body.

       (iii) Legal Proceedings: There are no judgments, orders or decrees of any kind against any Party that are unpaid or unsatisfied, nor is there any legal action, suit or other legal or administrative proceeding pending, threatened or reasonably anticipated that could be filed against any party hereto, that would adversely affect the ability of any party hereto to perform its obligations under this Agreement.

       (iv) Bankruptcy or Insolvency: The Parties have not filed or commenced, or suffered or submitted to the filing or commencement of, any bankruptcy or insolvency proceeding under applicable law.

       (v) Ownership of CBD Common Shares: Except for those Common Shares held by LMD and which are subject to the Family Share Call Option Agreement, and for those thirty million, three hundred and thirty-six thousand, two hundred and forty-nine (30,336,249) Common Shares currently held by Third Parties, the Parties are the sole legal owners of CBD Common Shares and have absolute and unrestricted right, title, and interest in CBD Common Shares and the Subject Shares, which are free and clear of any Lien.


                                    ARTICLE X
                          INFORMATION; CONFIDENTIALITY

10.1   Rights of Inspection and Information

       10.1.1. All books, records and other documents relating to the business and the affairs of CBD and its Controlled Companies (if any) shall be open during the normal business hours of CBD to the inspection of any Party, which may make such copies thereof or extracts therefrom as they may deem appropriate.

       10.1.2. Each Party may, at any time, cause its own internal auditor to audit the books and records of CBD, and for such purpose CBD Board shall extend all reasonable cooperation to such internal auditor, it being understood that no such audit shall be permitted to interfere with the normal operations of CBD, which shall incur no cost or expense in connection therewith.

10.2.  Confidentiality

       10.2.1. The following terms shall govern the treatment by the Parties and their representatives in the management bodies of CBD of any confidential information,


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       as defined below ("Confidential Information").

       10.2.2. Confidential Information means all information on the business of CBD, which is disclosed by any of the Parties, the members of the Special Committees, of CBD Board and/or by any of the executive officers of CBD or any of them, either directly or through their respective Affiliates, in written or physical form marked "confidential" or the like (or, if disclosed orally, then reduced to a similarly marked writing and transmitted to the other party within thirty (30) days from such oral disclosure with a contemporaneous admonition of confidence), which relates in any way to products, markets, customers, patents, inventions, procedures, methods, designs, strategies, plans, assets, liabilities, costs, revenues, profits, organization, employees, agents, distributors or business in general; provided, however, that the following shall not be deemed Confidential Information:

                (i) information which is or becomes available to the public or to the industry without the fault or negligence of the Person receiving same; or

                (ii) information which was already in the possession of the Person receiving same, provided that such Person is able to prove such prior possession; or

                (iii) information which is subsequently received from a Third Party without notice of restriction on further disclosure; or

                (iv) information which is independently developed by the Person receiving same, provided said Person is able to prove such independent development.

       10.2.3. All Confidential Information shall be kept strictly confidential by the Person receiving it; provided, however, that the obligations under this Section 10.2 shall not apply if and to the extent that:

                (i) the transferring Person needs to disclose the Confidential Information to a Third Party to whom it proposes to make the Transfer of its Subject Shares subject to and in accordance with this Agreement; or

                (ii) a Person receiving Confidential Information discloses such information, under a confidentiality obligation, to its legal advisors, accountants or a Person that Controls such recipient; or

                (iii) the disclosure of Confidential Information to any governmental authority is required by applicable law, provided that such disclosure is made on a basis providing the maximum confidentiality permitted by law.

       10.2.4. The Parties shall take all reasonable steps to minimize the risk of disclosure


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


       of Confidential Information by ensuring that only those Persons whose duties will require them to possess any Confidential Information, and their professional advisers, shall have access thereto, and will be instructed to treat the same as confidential.

       10.2.5. The obligations contained in this Section 10.2 shall continue for a period of three (3) years after the termination of this Agreement or, if earlier, until such Confidential Information enters the public domain or is required to be disclosed as set forth above.

       10.2.6. Unless required by law, by a court of competent jurisdiction, by an arbitrator or by any regulatory or governmental authority to retain it, all Confidential Information of CBD shall be promptly returned thereto once a Party no longer holds any Holding Company Common Shares.


                                   ARTICLE XI
                                   ARBITRATION

11.1. Any dispute or controversy between the Parties arising out of, or related to, this Agreement, including without limitation, a dispute or controversy relating to (i) the construction of any provision or the validity or enforceability of any term or condition (including this Article) or of the entire Agreement; (ii) or any claim that all or any part of this Agreement is void or voidable; (iii) the agreements or instruments executed and delivered in connection herewith, and the transactions contemplated hereby, or thereby; or
(iv) the interpretation of this Agreement, or the breach of any of the foregoing, shall be submitted to arbitration in accordance with the rules of ICC, and judgment on the award rendered by the arbitrators may be entered into in any court having jurisdiction thereof.

11.2. If the chosen rules are silent as to any particular issue, they shall be supplemented by Brazilian Procedural Rules, namely the relevant provisions of Law No. 9,307, dated September 23, 1996, and those of Brazilian Civil Procedural Code.

11.3. The arbitration tribunal shall consist of 3 (three) arbitrators, of whom one shall be nominated by one of the Parties involved in the dispute, one by the other Party, and the third, who shall serve as chairman, shall be chosen by the two parties' nominated arbitrators, or, in the event the parties' nominated arbitrators are unable to designate the third arbitrator within ten (10) days of the date the last party nominated arbitrator has been designated, then the third arbitrator shall be designated by the relevant authority of the ICC.

11.4. The place of arbitration shall be the City of Sao Paulo, State of Sao Paulo, Brazil. The language of arbitration shall be English and, to this effect, the English version of this Agreement shall prevail in case of conflict with the Portuguese version of this Agreement. The final sentence will be rendered in both the English and Portuguese languages.

11.5. The award of the arbitrators, which may include interest, shall be final and binding upon the parties to the arbitration and may be enforced in any court of competent jurisdiction. The Parties waive any right of appeal, to the extent that a right of appeal may lawfully be waived. Each of the Parties retains the right to seek judicial assistance (a) to compel arbitration; (b) to obtain interim measures of protection rights prior to instruction of pending arbitration and any such action shall not be construed as a waiver of the arbitration proceeding by the Parties;(c) to enforce any decision of the arbitrators including the final award, or (d) under the circumstances provided for in Section 12.4 of this Agreement.

11.6.  In case either of the Parties seeks judicial assistance as provided in
Section 11.5 above the Courts of City of Sao Paulo, State of Sao Paulo, shall have jurisdiction.

11.7. The customary charges for the arbitration shall be duly paid one-half by the parties to the arbitration and reimbursed to the winning CBD SHAREHOLDER (along with all other costs and expenses incurred in connection with such arbitration) at the end of the arbitration procedure unless the arbitrators shall for good cause determine otherwise.

11.8. The Parties and CBD intend that all proceedings and all documents and testimony contemplated by this Agreement shall be deemed as a Confidential Information, and each arbitrator by consenting to act shall be deemed as, and agree with, the confidentiality provisions set forth in Article X of this Agreement.


                                   ARTICLE XII
                               GENERAL PROVISIONS

12.1. Term: This Agreement shall remain valid and in force for as long as the HOLDING COMPANY remains the Controlling Shareholder of CBD.

12.2. Non-Waiver: The failure of any of the Parties to this Agreement to require, on a timely manner, the performance of any of the provisions of this Agreement or of any rights related thereto or the failure to exercise any privileges provided for herein shall not be construed as a waiver to such provisions, rights, or privileges, and shall not affect, in any way, the validity of this Agreement.

12.3. Binding Effect: This Agreement is signed under irrevocable condition binding the Parties by themselves and their successors for any purposes.

12.4. Specific Performance: This Agreement shall be filed with CBD, in accordance with, and for the purposes of, Articles 40 and 118 of the Brazilian Corporations Law. The Parties agree that the obligations imposed on them in this Agreement are special, unique and of an extraordinary character, and that in the event of breach by any Party damages would not be an adequate remedy, and that this Agreement constitutes an enforcement title under Brazilian law ("titulo executivo extra-judicial") and grants each of the Parties the right to seek an order of specific performance for the other Parties to comply with their obligations under this Agreement, in addition to any damages or other remedy to which it may be entitled.

       12.4.1. Each of the Parties agrees that the following text shall be inserted in the record for CBD Common Shares held by each of the Parties with the custodian bank in charge of the registration of CBD Shares:
       "The creation of a Lien or the Transfer of Common Shares on any grounds whatsoever is subject to the terms, limits and conditions of the SHAREHOLDERS' AGREEMENT executed on June 22, 2005, a copy of which is filed with CBD".

12.5. Notices: Notices, demands or other communications required or permitted to be given or made hereunder shall be in Portuguese and English languages, in writing, and shall be delivered personally under protocol, dated and signed by the addressee Party, sent by registered mail against receipt (AR - "Aviso de Recebimento"), or through the Register of Titles and Deeds Offices located at the jurisdiction of the head offices of the addressee, unless otherwise previously accepted, in writing, by the Parties, at the addresses set out below or any other address that the Parties may designate in writing from time to time for this purpose:



if to SEGISOR:

24, Rue de la Montat
Saint Etienne, France
Fax No.: (00334) 7745-3232
Attention: Mr. Pascal Rivet

with a copy to:

Tozzini, Freire, Teixeira e Silva Advogados
Rua Libero Badaro 293, 21 andar
Sao Paulo - SP - 01009-907
Brazil
Fax No.: (5511) 3291-1111
Attention: Mr. Syllas Tozzini


CMS Bureau Francis Lefebvre Mercosur
173 Ville Emile Bergerat
92522 Neuilly
France
Fax No.: (5411) 4311-8088
Attention: Mr. Patrick Patelin

If to the HOLDING COMPANY:

Vieri Participacoes S.A.
Av. Brigadeiro Luiz Antonio, 3126
Sao Paulo - SP
Brazil
Fax No.: (5511) 3885-6441
Attention: Mr. Abilio dos Santos Diniz


If to the AD GROUP:

Av. Brigadeiro Luiz Antonio, 3126
Sao Paulo - SP
Brazil
Fax No.: (5511) 3885-6441
Attention: Mr. Abilio dos Santos Diniz

with a copy to:

Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados
Al. Joaquim Eugenio de Lima, 447
Sao Paulo - SP
Brazil
Fax No.: (5511) 3147-7770
Attention: Mr. Pedro Luciano Marrey Jr. and Mr. Moacir Zilbovicius


In each case of notices to either the HOLDING COMPANY or SEGISOR or the AD GROUP, with copies to:


Companhia Brasileira de Distribuicao
Av. Brigadeiro Luiz Antonio, 3142
Sao Paulo - SP
Brazil
Fax No.: (5511) 3885-6441
Attention: Sr. Abilio dos Santos Diniz


and

Casino Guichard Perrachon S.A.
24, Rue de la Montat
Saint Etienne, France
Fax No.: (00334) 7745-3232
Attention: Mr. Pascal Rivet


       12.5.1. All communications referred to in this Section 12.5 shall be considered received: (i) if personally delivered on the date of the respective protocol; (ii) if sent by registered mail on the proven date of receipt; (iii) if sent through the Register of Deeds Office on the date of receipt by the addressee contained on the respective certificate; (iv) sent by fax message, which shall prima facie be deemed as properly received if the its transmittal is electronically recorded as completed by the sender's terminal.

12.6. Survival; Effective Date: The representations and warranties in this Agreement shall survive the execution and delivery of this Agreement. This Agreement shall become effective as of the date hereof.

12.7. Assignment: Except as otherwise provided herein, this Agreement and the rights and obligations hereunder shall not be assignable or transferable to any Third Party without the prior written consent of the other Parties. Any attempted assignment in violation of this Section 12.7 shall be null and void.

12.8. No Beneficiaries: This Agreement is for the sole benefit of the Parties and CBD and nothing herein expressed or implied shall give or be construed to give to any Person, other than the Parties and the Intervening Parties, any legal or equitable rights hereunder.

12.9. Interpretation; Certain Definitions: The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated.

12.10. Counterparts: This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same Agreement, and shall become effective when one or more such counterparts have been signed by each of the Parties and delivered to the other Parties hereto.

12.11. Severability: If any provision of this Agreement (or any portion thereof) or the application of any such provision (or any portion thereof) to any Person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect (i) any other provision hereof (or the remaining portion thereof); or (ii) the application of such provision to any other Persons or circumstances. In such case the Parties shall negotiate in good faith in order to replace such term or provision by another term or provision with a similar legal and economic effect, to the extent permitted by applicable law. Also, should any new legal or regulatory provision, or any case-laws development render this Agreement invalid, illegal or unenforceable in any respect, the Parties shall negotiate in good faith in order to replace such term or provision by another term or provision with a similar legal and economic effect, to the extent permitted by applicable law.

12.12. Amendments: Except as expressly provided herein, no modification, amendment or waiver of any of the provisions of this Agreement shall be effective unless made in writing and duly signed by each of the Parties.

12.13. Language: This Agreement is executed in both the Portuguese and English languages. The Portuguese language shall be the one registered by CBD in accordance with the provisions of Section 12.4 of this Agreement, and shall be the one to prevail for any doubts arising out of this Agreement, exception made to the disputes submitted to arbitration under the provisions of Article XI of this Agreement, where the English version of this Agreement shall prevail.

12.14. Representative of the AD GROUP: For any and all purposes of this Agreement, the AD GROUP hereby irrevocably consents to the appointment of, and does hereby appoint and empower AD, and AD does hereby accept such appointment, as the sole and exclusive representative (the "Representative of the AD Group") of the AD GROUP to make all decisions and determinations on behalf of the AD GROUP that the Representative of the AD Group may deem necessary or appropriate to accomplish the intent, and implement the provisions of, this Agreement. All decisions of the Representative of the AD Group shall be final and binding on the AD GROUP. The Parties shall be entitled to rely upon, without investigation, any decision of the Representative of the AD Group and shall be fully protected in connection with any action or inaction taken, or omitted to be taken, in reliance thereon.

       12.14.1. The AD GROUP hereby appoints the Representative of the AD Group as its agent for receipt of notices and other communications hereunder and to receive service of any and all process that may be serviced in any suit, action or proceeding arising out of this Agreement. The Representative of the AD Group hereby acknowledges its acceptance as the agent of the AD GROUP for notices and other communications under this Agreement and service of process, and such notices, other communications and service of process may be made upon the Representative of the AD Group at the address specified in Section 12.5 of this Agreement.

12.15. Conditioned Effectiveness: The effectiveness of all provisions set forth in this Agreement is conditioned upon the occurrence of the Closing (as defined in the JV Agreement) on the Closing Date (as defined in the JV Agreement) in accordance with the terms of the JV Agreement. In case the Closing does not take place, this Agreement (i) shall not have any effect upon the Parties, under any circumstances, as of its execution date, and (ii) shall be deemed automatically rescinded as of its execution date.

     (Signature pages of the Shareholders' Agreement of Companhia Brasileira de Distribuicao, dated as of June 22, 2005)


IN WITNESS WHEREOF, the Parties execute this Agreement on the date first written above, in the presence of the two undersigned witnesses.


                                   VIERI PARTICIPACOES S.A.


                                   By:
                                      ------------------------------------------
                                   Name:  Abilio dos Santos Diniz and Ana Maria
                                          Falleiros dos Santos Diniz D'Avila
                                   Title: Officers


                                   SEGISOR


                                   By:
                                      ------------------------------------------
                                   Name:  Francis Andre Mauger
                                   Title: Attorney in fact


                                   ---------------------------------------------
                                   ABILIO DOS SANTOS DINIZ


                                   ---------------------------------------------
                                   ANA MARIA FALLEIROS DOS SANTOS DINIZ D'AVILA


                                   ---------------------------------------------
                                   ADRIANA FALLEIROS DOS SANTOS DINIZ


                                   ---------------------------------------------
                                   JOAO PAULO FALLEIROS DOS SANTOS DINIZ


                                   ---------------------------------------------
                                   PEDRO PAULO FALLEIROS DOS SANTOS DINIZ

     (Signature pages of the Shareholders' Agreement of Companhia Brasileira de Distribuicao, dated as of June 22, 2005 - Cont.)



                                   PENINSULA PARTICIPACOES LTDA.


                                   By:
                                      ------------------------------------------
                                   Name:  Abilio dos Santos Diniz
                                   Title: Officer



                                   and as Intervening Parties,


                                   COMPANHIA BRASILEIRA DE DISTRIBUICAO


                                   By:
                                      ------------------------------------------
                                   Name:  Augusto Marques da Cruz e Caio Mattar
                                   Title: Officers


                                   CASINO GUICHARD PERRACHON S.A.


                                   By:
                                      ------------------------------------------
                                   Name:  Jean Charles Naouri
                                   Title: Chief Executive Officer




Witnesses:


-----------------------------                        ---------------------------
Name:                                                Name:
Id.:                                                 Id.:



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